SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

SECURITIE

09059108

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-08177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Global Markets Inc. [redacted]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Wall Street
(No. and Street)

New York (City) N.Y. (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-657-8435
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name)*

345 Park Ave. (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

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February 27, 2009

State of New York)
) ss:
County of New York)

We, the undersigned officers and directors of Citigroup Global Markets Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2008 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2008 and supplementary schedules will promptly be made available to those Citigroup Global Markets Inc. members and allied members whose signatures do not appear below.

James A. Forese
Chief Executive Officer

Cliff Verron
Chief Financial Officer

Subscribed and sworn to before me
this 27 day of February 2009.

TASHI SHARMA
Notary Public - State of New York
NO. 01SH6116536
Qualified in Queens County
My Commission Expires 10/4/2012

KPMG

CITIGROUP GLOBAL MARKETS INC.
AND SUBSIDIARIES

(An indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

As of December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Telephone 212 758 9700
Fax 212 758 9819
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Citigroup Global Markets Inc.:

We have audited the accompanying consolidated statement of financial condition of Citigroup Global Markets Inc. and Subsidiaries (the Company) (an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citigroup Global Markets Inc. and Subsidiaries as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

Citigroup Global Markets Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2008
(Dollars in millions)

Assets:		
Cash and cash equivalents		$ 1,073
Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations		8,763
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell (including $54,241 at fair value)	$ 83,409	
Deposits paid for securities borrowed	80,082	
		163,491
Financial instruments owned and contractual commitments, at fair value:		
(Approximately $23 billion were pledged to various parties at December 31, 2008)		
U.S. government and government agency securities	32,908	
Equity securities	15,618	
Corporate debt securities	11,358	
State and municipal securities	6,853	
Contractual commitments	2,261	
Mortgage loans and collateralized mortgage obligations	1,923	
Money market instruments	803	
Foreign government securities	378	
Other financial instruments	85	
		72,187
Receivables:		
Customers	19,820	
Brokers, dealers and clearing organizations	8,375	
Other	6,798	
		34,993
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $983		1,050
Goodwill		1,174
Intangibles		313
Other assets		3,781
Total assets		$ 286,825

The accompanying notes are an integral part of this consolidated statement of financial condition.

Citigroup Global Markets Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2008
(Dollars in millions, except share data)

Liabilities and Stockholder's Equity:		
Short-term borrowings:		
Affiliates	$ 3,974	
Other	1,948	
		$ 5,922
Collateralized short-term financing agreements:		
Securities sold under agreements to repurchase (including $108,346 at fair value)	148,105	
Deposits received for securities loaned	19,357	
		167,462
Financial instruments sold, not yet purchased, and contractual commitments, at fair value:		
U.S. government and government agency securities	12,025	
Equity securities	2,896	
Contractual commitments	2,925	
Corporate debt securities	2,487	
Foreign government securities	124	
Other financial instruments	125	
		20,582
Payables and accrued liabilities:		
Customers	50,647	
Brokers, dealers and clearing organizations	7,013	
Other	18,771	
		76,431
Subordinated indebtedness		10,045
Total liabilities		280,442
Stockholder's equity:		
Common stock ($10,000 par value, 1,000 shares authorized, issued and outstanding)	10	
Additional paid-in capital	10,871	
Accumulated deficit	(4,503)	
Accumulated changes in equity from nonowner sources	5	
Total stockholder's equity		6,383
Total liabilities and stockholder's equity		$286,825

The accompanying notes are an integral part
of this consolidated statement of financial condition.

(Dollars in millions)

1. Summary of Significant Accounting Policies

Basis of presentation
Citigroup Global Markets Inc. and its Subsidiaries (the Company) is a direct wholly-owned subsidiary of Citigroup Financial Products Inc., and is an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly-owned subsidiary of Citigroup Inc. (Citigroup).

The Company is engaged in the securities industry in the United States and provides investment banking, brokerage, securities trading, advisory and other financial services to corporations, governments and individuals, and engages in proprietary trading activities for its own account. The Company has operations in various foreign countries whose currencies are freely convertible into U.S. dollars. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using year-end spot foreign exchange rates. The effects of translating net assets with a functional currency other than the U.S. dollar are included in a separate component of stockholders' equity.

Use of Estimates
The Company's Consolidated Statement of Financial Condition are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Management must make estimates and assumptions that affect the Consolidated Statement of Financial Condition and the related footnote disclosures. Such estimates are used in connection with certain fair value measurements. See Note 13 for further discussions on estimates used in the determination of fair value. The Company also uses estimates in determining consolidation decisions for special purpose entities as discussed in Note 12. Moreover, estimates are significant in determining the amounts of impairments of goodwill and other intangible assets, provisions for potential losses that may arise from credit-related exposures and probable and estimable losses related to litigation and regulatory proceedings in accordance with SFAS No. 5, "Accounting for Contingencies", and tax reserves in accordance with SFAS No. 109, "Accounting for Income Taxes", and FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). While management makes its best judgment, actual amounts or results could differ from those estimates. Current market conditions increase the risk and complexity of the judgments in these estimates.

Variable Interest Entities
An entity is referred to as a variable interest entity (VIE) if it meets the criteria outlined in Financial Accounting Standards Board (FASB) Interpretation No. 46-R, "Consolidation of Variable Interest Entities (revised December 2003)" FIN 46(R), which are: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) the entity has equity investors that cannot make significant decisions about the entity's operations or that do not absorb their proportionate share of the expected losses or receive the expected returns of the entity.

In addition, as specified in FIN 46(R), a VIE must be consolidated by the Company if it is deemed to be the primary beneficiary of the VIE, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

The Company has no VIEs that are consolidated in accordance with these guidelines at December 31, 2008. The Company has significant variable interests in other VIEs that are not consolidated because the Company is not the primary beneficiary. These include certain collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs).

However, these VIEs as well as all other unconsolidated VIEs are regularly monitored by the Company to determine if any reconsideration events have occurred that could cause its primary beneficiary status to

(Dollars in millions)

change. These events include:

- Additional purchases or sales of variable interests by the Company or an unrelated third party, which cause the Company's overall variable interest ownership to change,
- Changes in contractual arrangements in a manner that reallocate expected losses and residual returns among the variable interest holders, and
- Providing support to an entity that results in an implicit variable interest.

All other entities not deemed to be VIEs with which the Company has involvement are evaluated for consolidation under Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and Statement of Financial Accounting Standards (SFAS) No. 94, "Consolidation of All Majority-Owned Subsidiaries," and "EITF Issue No. 04-5".

Cash and cash equivalents
The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations
Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations includes cash segregated in compliance with Federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated and held in separate accounts in accordance with Section 4d(2) and Regulation 30.7 of the Commodity Exchange Act.

Repurchase and resale agreements
Securities sold under agreements to repurchase (repos) and securities purchased under agreements to resell (reverse repos) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized financing transactions. The resale and repurchase agreements represent collateralized financing transactions used to facilitate trading activity. These instruments are collateralized principally by government and government agency securities and generally have terms ranging from overnight to up to a year.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and, when necessary, require prompt transfer of additional collateral or reduction in the balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held. As set out in Note 13, the Company has elected to apply fair-value accounting for the majority of the resale and repurchase agreements with unaffiliated third parties, with changes in fair-value reported in earnings. The Company uses a discounted cash flow technique to determine the fair value of these repo and reverse repo transactions. Any transactions for which fair-value accounting has not been elected, including all repos and reverse repos with related parties, are carried at the amount of cash initially advanced or received, plus accrued interest, as specified in the respective agreements.

Where the conditions of FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" (FIN 41), are met, repos and reverse repos are presented net on the Consolidated Statement of Financial Condition. Excluding the impact of FIN 41, reverse repos totaled $104,670 at December 31, 2008.

Securities Borrowed and Securities Loaned
Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes, and so are treated as collateralized financing transactions. Such transactions are recorded at the amount of cash advanced or received plus accrued interest and are collateralized principally by government and government agency securities and corporate debt and equity securities.

Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary. Securities borrowed and securities loaned are reported net by counterparty, when applicable, pursuant to FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" (FIN 39).

Financial instruments and contractual commitments
Financial instruments owned and contractual commitments include debt and marketable equity securities, derivatives in a receivable position and residual interests in securitizations. Financial instruments sold, not yet purchased and contractual commitments include securities sold, not yet purchased (short positions), and derivatives in a net payable position. All financial instruments and contractual commitments are carried at fair value. The Company uses a number of techniques to determine the fair value of financial instruments and contractual commitments, all of which are described in Note 13.

Derivatives are used for trading purposes and include interest rate, currency and equity swap agreements, options, caps and floors, warrants, and financial and commodity futures and forward contracts. Derivative asset and liability positions are presented net by counterparty on the Consolidated Statement of Financial Condition when a valid master netting agreement exists and the other conditions set out in FIN 39 are met.

Receivables and payables and accrued liabilities – Customers, Brokers, dealers and clearing organizations
The Company has receivables and payables for financial instruments purchased from and sold to brokers and dealers and customers. The Company is exposed to risk of loss from the inability of brokers and dealers or customers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction.

The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Margin levels are monitored daily, and customers deposit additional collateral as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the customer into compliance with the required margin level.

Exposure to credit risk is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers and brokers and dealers engaged in forwards and futures and other transactions deemed to be credit sensitive.

Property, Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Certain

internal use software costs are capitalized and amortized on a straight-line basis over their estimated useful lives.

Goodwill and Intangible Assets
Goodwill represents an acquired company's acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is subject to annual impairment tests, whereby goodwill is allocated to the Company's reporting units and an impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. Furthermore, on any business dispositions, goodwill is allocated to the business disposed of based on the ratio of the fair value of the business disposed of to the fair value of the reporting unit. Intangible assets, including customer relationships, present value of future profits, and other intangible assets, are amortized over their estimated useful lives. Intangible assets are subject to annual impairment tests, whereby an impairment is recognized if the carrying amount is not recoverable and exceeds the fair value of the intangible asset. The Company performed the required impairment tests of goodwill and intangible assets during 2008 and no impairment was recognized.

Securitizations
The Company primarily securitizes mortgages and corporate debt instruments. There are two key accounting determinations that must be made relating to securitizations. First, in the case where the Company originated or owned the financial assets transferred to the securitization entity, a decision must be made as to whether that transfer is considered a sale under GAAP. If it is a sale, the transferred assets are removed from the Company's Consolidated Statement of Financial. Alternatively, when the transfer would be considered to be financing rather than a sale, the assets will remain on the Company's Consolidated Statement of Financial Condition with an offsetting liability recognized in the amount of proceeds received.

Second, a determination must be made as to whether the securitization entity would be included in the Company's Consolidated Statement of Financial Condition. For each securitization entity with which it is involved, the Company makes a determination of whether the entity should be considered a subsidiary of the Company and be included in its Consolidated Statement of Financial Condition or whether the entity is sufficiently independent that it does not need to be consolidated. If the securitization entity's activities are sufficiently restricted to meet accounting requirements to be a qualifying special purpose entity (QSPE), the securitization entity is not consolidated by the seller of the transferred assets. If the securitization entity is determined to be a VIE, the Company consolidates the VIE if it is the primary beneficiary.

For all other securitization entities determined not to be VIEs in which the Company participates, a consolidation decision is made by evaluating several factors, including how much of the entity's ownership is in the hands of third-party investors, who controls the securitization entity, and who reaps the rewards and bears the risks of the entity. Only securitization entities controlled by the Company are consolidated.

Interests in the securitized and sold assets may be retained in the form of subordinated interest-only strips, subordinated tranches and spread accounts. Retained interests in securitized mortgage loans are classified as *financial instruments owned.*

The Company values its securitized retained interests at fair value using quoted market prices, if such positions are actively, or financial models that incorporate observable and unobservable inputs. More specifically, these models estimate the fair value of these retained interests by determining the present value of expected future cash flows, using modeling techniques that incorporate management's best estimates of key assumptions, including prepayment speeds, credit losses, and discount rates, when observable inputs are not available. In addition, internally calculated fair values of retained interests are compared to recent sales of similar assets, if available.

Additional information on the Company's securitization activities can be found in Note 12 to the Consolidated Statement of Financial Condition.

Transfer of Financial Assets
For a transfer of financial assets to be considered a sale, the assets must have been isolated from the Company, even in bankruptcy or other receivership; the purchaser must have the right to sell the assets transferred or the purchaser must be a QSPE; and the Company may not have an option or any obligation to reacquire the assets. If these sale requirements are met, the assets are removed from the Company's Consolidated Statement of Financial Condition. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, the assets remain on the Consolidated Statement of Financial Condition, and the sale proceeds are recognized as the Company's liability. A legal opinion on a sale is generally obtained for complex transactions or where the Company has continuing involvement with assets transferred or with the securitization entity. For a transfer to be eligible for sale accounting, those opinions must state that the asset transfer is considered a sale and that the assets transferred would not be consolidated with the Company's other assets in the event of the Company's insolvency. See Note 12 to the Consolidated Statement of Financial Condition.

Related Party Transactions
The Company has related party transactions with certain of its subsidiaries and affiliates. These transactions, which are primarily short-term in nature, include cash accounts, collateralized financing transactions, margin accounts, derivative trading, charges for operational support and the borrowing and lending of funds and are entered into in the ordinary course of business.

Income Taxes
The Company is subject to the income tax laws of the U.S., its states and municipalities and those of the foreign jurisdictions in which the Company operates. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit.

Deferred taxes are recorded for the future consequences of events that have been recognized for financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. See Note 6 to the Consolidated Statement of Financial Condition for a further description of the Company's related income tax assets and liabilities.

ACCOUNTING CHANGES

Sale with Repurchase Financing Agreements
In February 2008, the FASB issued FASB Staff Position (FSP) FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." This FSP provides implementation guidance on whether a security transfer with a contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate de-linked transactions.

The FSP requires the recognition of the transfer and the repurchase agreement as one linked transaction, unless all of the following criteria are met: (1) the initial transfer and the repurchase financing are not contractually contingent on one another; (2) the initial transferor has full recourse upon default, and the repurchase agreement's price is fixed and not at fair value; (3) the financial asset is readily obtainable in the marketplace and the transfer and repurchase financing are executed at market rates; and (4) the maturity of

(Dollars in millions)

the repurchase financing is before the maturity of the financial asset. The scope of this FSP is limited to transfers and subsequent repurchase financings that are entered into contemporaneously or in contemplation of one another.

The FSP becomes effective for the Company on January 1, 2009. The impact of adopting this FSP is not expected to be material.

Enhanced Disclosures of Credit Derivative Instruments and Guarantees
In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45, and Clarification of the Effective Date of FASB Statement No. 161," which requires additional disclosures for sellers of credit derivative instruments and certain guarantees. This FSP requires the disclosure of the maximum potential amount of future payments, the related fair value, and the current status of the payment/performance risk for certain guarantees and credit derivatives sold.

Determining Fair Value in Inactive Markets
In October 2008, the FASB issued FSP FAS 157-3, "Determining Fair Value of Financial Assets When the Market for That Asset is Not Active." The FSP clarifies that companies can use internal assumptions to determine the fair value of a financial asset when markets are inactive, and do not necessarily have to rely on broker quotes. The FSP confirms a joint statement by the FASB and the SEC in which they stated that companies can use internal assumptions when relevant market information does not exist and provides an example of how to determine the fair value for a financial asset in a non-active market. The FASB emphasized that the FSP is not new guidance, but rather clarifies the principles in SFAS 157.

Revisions resulting from a change in the valuation technique or its application should be accounted for prospectively as a change in accounting estimate. The FSP was effective upon issuance and did not have a material impact.

Netting of Cash Collateral against Derivative Exposures
During April 2007, the FASB issued FSP FIN 39-1, "Amendment of FASB Interpretation No. 39" (FSP FIN 39-1) modifying certain provisions of FIN 39, "Offsetting of Amounts Related to Certain Contracts". This amendment clarified the acceptability of the existing market practice of offsetting the amounts recorded for cash collateral receivables or payables against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement, which was the Company's prior accounting practice. Thus, this amendment did not affect the Company's Consolidated Statement of Financial Condition.

Adoption of SFAS 157-Fair Value Measurements
The Company elected to early-adopt SFAS No. 157, "Fair Value Measurements" (SFAS 157), as of January 1, 2007. SFAS 157 defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 - Quoted prices for *identical* instruments in active markets.
- Level 2 - Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

(Dollars in millions)

- Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. For some products or in certain market conditions, observable inputs may not always be available. For example, during the market dislocations that started in the second half of 2007, certain markets became illiquid, and some key observable inputs used in valuing certain exposures were unavailable. When and if these markets become liquid, the valuation of these exposures will use the related observable inputs available at that time from these markets.

Under SFAS 157, the Company is required to take into account its own credit risk when measuring the fair value of derivative positions. The adoption of SFAS 157 has also resulted in some other changes to the valuation techniques used by the Company when determining fair value, most notably the changes to the way that the probability of default of a counterparty is factored in and the elimination of a derivative valuation adjustment which is no longer necessary under SFAS 157.

SFAS 157 also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value. Previous accounting guidance allowed the use of block discounts in certain circumstances and prohibited the recognition of day-one gains on certain derivative trades when determining the fair value of instruments not traded in an active market.

Fair Value Option (SFAS 159)
In conjunction with the adoption of SFAS 157, the Company early-adopted "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159) as of January 1, 2007. SFAS 159 provides an option on an instrument-by-instrument basis for most financial assets and liabilities to be reported at fair value with changes in fair value reported in earnings. After the initial adoption, the election is made at the acquisition of a financial asset, financial liability, or a firm commitment and it may not be revoked. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that resulted prior to its adoption from being required to apply fair value accounting to certain economic hedges (e.g., derivatives) while having to measure the assets and liabilities being economically hedged using an accounting method other than fair value.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Business Combinations
In December 2007, the FASB issued Statement No. 141(revised), "Business Combinations" (SFAS 141(R)), which is designed to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement replaces SFAS 141, "Business Combinations". SFAS 141(R) retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also retains the guidance in SFAS 141 for identifying and recognizing intangible assets separately from goodwill. The most significant changes in SFAS 141(R) are: (1) acquisition costs and restructuring costs will now be expensed; (2) stock consideration will be measured based on the quoted market price as of the acquisition date instead of the date the deal is announced; (3) contingent consideration arising from contractual and noncontractual contingencies that meet the more-likely-than-not recognition threshold will be measured and recognized as an asset or liability at fair value at the acquisition date using a probability-weighted discounted cash flows model, with subsequent changes in fair value

(Dollars in millions)

reflected in earnings. Noncontractual contingencies that do not meet the more-likely-than-not criteria will continue to be recognized when they are probable and reasonably estimable; and (4) acquirer will record a 100% step-up to fair value for all assets & liabilities, including the minority interest portion, and goodwill is recorded as if a 100% interest was acquired.

SFAS 141(R) is effective for the Company on January 1, 2009 and is applied prospectively.

Additional Disclosures for Derivative Instruments
In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment to SFAS 133" (SFAS 161). The standard requires enhanced disclosures about derivative instruments and hedged items that are accounted for under SFAS 133 and related interpretations. The standard will be effective for all of the Company's interim and annual financial statements beginning with June 2009. The standard expands the disclosure requirements for derivatives and hedged items and has no impact on how the Company accounts for these instruments.

Loss-Contingency Agreements
In June 2008, the FASB issued an Exposure Draft proposing expanded disclosures regarding loss contingencies accounted for under FASB Statement No. 5, "Accounting for Contingencies", and SFAS 141(R). This proposal increases the number of loss contingencies subject to disclosure and requires substantial quantitative and qualitative information to be provided about those loss contingencies. The proposed effective date is December 31, 2009.

Elimination of QSPEs and Changes in the FIN 46(R) Consolidation Model
The FASB has issued an Exposure Draft of a proposed standard that would eliminate Qualifying Special Purpose Entities (QSPEs) from the guidance in SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". While the proposed standard has not been finalized, if it is issued in its current form, this change may have a significant impact on the Company's Consolidated Statement of Financial Condition as the Company may lose sales treatment for certain assets previously sold to a QSPE, as well as for certain future sales, and for certain transfers of portions of assets that do not meet the proposed definition of participating interests. This proposed revision could become effective in January 2010 and should this occur these QSPEs will then become subject to review under FIN 46(R). As of December 31, 2008, the total assets of QSPEs to which the Company, acting as principal, has transferred assets and received sales treatment were approximately $84 billion.

In connection with the proposed changes to SFAS 140, the FASB has also issued a separate exposure draft of a proposed standard that details three key changes to the consolidation model in FASB Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities" [FIN 46(R)]. First, the Board will now include former QSPEs in the scope of FIN 46(R). In addition, the FASB supports amending FIN 46(R) to change the method of analyzing which party to a variable interest entity (VIE) should consolidate the VIE (the primary beneficiary) to that of a qualitative determination of power combined with benefits and losses instead of the current risks and rewards model. Finally, the proposed standard requires that the analysis of primary beneficiaries be reevaluated whenever circumstances change. The existing rules require reconsideration only when specified reconsideration events occur. As of December 31, 2008, the total assets of significant unconsolidated VIEs with which the Company is involved were approximately $12 billion.

FASB is currently redeliberating these proposed standards; therefore, they are still subject to change. Since QSPEs will likely be eliminated from SFAS 140 and thus become subject to FIN 46(R) consolidation guidance and since FIN 46(R)'s method of determining which party must consolidate a VIE will likely change, we expect to consolidate only certain of the VIEs and QSPEs, with which the Company is involved.

(Dollars in millions)

The Company is currently evaluating the impact of these changes on its Consolidated Statement of Financial Condition.

Equity Method investment Accounting Considerations
In November 2008, the FASB ratified the consensus reached by the EITF on Issue 08-6, "Equity Method Investment Accounting Considerations" (Issue 08-6). Under Issue 08-6, an entity shall measure its equity method investment initially at cost in accordance with SFAS 141(R). Any other-than-temporary impairment of an equity method investment should be recognized in accordance with Opinion 18. An equity method investor shall not separately test an investee's underlying assets for impairment. Share issuance by an investee shall be accounted for as if the equity method investor had sold a proportionate share of its investment.

Issue 08-6 is effective for the Company on January 1, 2009, and is not expected to have a material impact.

2. Restructuring
In the fourth quarter of 2008, the Company recorded a restructuring reserve of $250 in Payables and accrued liabilities: Other in the Consolidated Statement of Financial Condition. This restructuring reserve related to the implementation of a re-engineering plan. This initiative will generate headcount reductions of approximately 1,440.

In 2007, the Company completed a review of its structural expense base in an effort to create a more streamlined organization, reduce expense growth, and provide investment funds for future growth initiatives.

The primary goals of the 2007 Structural Expense Review and Restructuring, and the 2008 Re-engineering Projects Restructuring Initiatives were:

- Eliminate layers of management/improve workforce management;
- Consolidate certain back-office, middle-office and corporate functions;
- Increase the use of shared services;
- Expand centralized procurement; and
- Continue to rationalize operational spending on technology.

The total restructuring reserve balances for the 2007 Structural Expense Review and Restructuring, and the 2008 Re-engineering Projects Restructuring Initiatives, were $232 at December 31, 2008.

3. Subordinated Indebtedness
At December 31, 2008 the Company had subordinated indebtedness of $6,945 with CGMHI. This subordinated credit agreement bears interest at a rate agreed upon by both parties (currently 1.1%) and matures on August 31, 2009. The maturity of the note may be accelerated if the Company breaches certain restrictive provisions of the loan agreement, which require, among other things, that the Company maintain minimum levels of net capital (see Note 6 to the Consolidated Statement of Financial Condition). The Company was in compliance with these requirements at December 31, 2008. The Company also has a subordinated revolving credit agreement with Citigroup Funding Inc., an affiliated Company, in the amount of $5 billion. The agreement bears interest at a rate agreed upon by both parties (currently 3.4%). At December 31, 2008, there are $3,100 in borrowings included in subordinated indebtedness under this facility which matures on June 30, 2011.

(Dollars in millions)

All subordinated indebtedness qualified for inclusion in net capital at December 31, 2008. In accordance with Securities and Exchange Commission (SEC) regulations, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

The carrying values of the subordinated debt approximate their fair values as the underlying interest rates are variable.

4. Capital Requirements

The Company, a U.S. registered broker-dealer and futures commission merchant, is subject to the net capital requirements of Rule 15c3-1 ("Net Capital Rule") under the Securities Exchange Act of 1934 and capital requirements of the Commodities Futures Trading Commission ("CFTC") Regulation 1.17. Under the Net Capital Rule, the company is required to maintain minimum net capital equal to 2% of aggregate debit items, as defined. CFTC Regulation 1.17 requires that minimum net capital should not be less than 8% of the customer risk based margin requirement and 4% of the non-customer risk based margin requirement. The Company has elected to compute net capital in accordance with the provisions of Appendix E of the Net Capital Rule. This methodology allows the Company to compute market risk capital charges using internal value-at-risk models. Under Appendix E of the Net Capital Rule, the Company is required to hold tentative net capital in excess of $1 billion and net capital in excess of $500. The Company is also required to notify the SEC in the event that its tentative net capital is less that $5 billion. As of December 31, 2008, CGMI had tentative net capital in excess of both the minimum and the notification requirements. At December 31, 2008, the Company had regulatory net capital of $2,490, which was $1,639 in excess of the SEC's minimum requirement of $851.

The Company is also subject to the customer protection requirements of SEC Rule 15c3-3. For the December 31, 2008 customer reserve computation, cash and securities with a market value of $16,959 have been segregated in a special reserve account for the exclusive benefit of customers.

As a clearing broker, the Company has agreed to compute a reserve requirement for the proprietary accounts of introducing brokers (the "PAIB Reserve Formula"). The Company had a reserve requirement of $276 under the PAIB Reserve Formula, as defined by SEC Rule 15c3-3, as of December 31, 2008.

5. Incentive Plans and Retirement Benefits

The Company, through Citigroup, has adopted a number of equity compensation plans under which it administers stock options, restricted or deferred stock and stock purchase programs. The award programs are used to attract, retain and motivate officers, employees and non-employee directors, to compensate them for their contributions to the Company, and to encourage employee stock ownership. The plans are administered by the Personnel and Compensation Committee of the Citigroup Board of Directors, which is composed entirely of independent non-employee directors.

Stock Award Programs

The Company, primarily through the Capital Accumulation Program (CAP), issues shares of Citigroup common stock in the form of restricted or deferred stock to participating officers and employees. For all stock award programs, during the applicable vesting period, the shares awarded cannot be sold or transferred by the participant, and some or all of the shares awarded are subject to cancellation if the participant's employment is terminated. After the award vests, the shares become freely transferable (subject to the stock ownership commitment of senior executives). From the date of the award, the recipient of a restricted stock

(Dollars in millions)

award can direct the vote of the shares and receive dividend equivalents. Recipients of deferred stock awards receive dividend equivalents, but cannot vote shares until they have vested.

Stock awards granted in January 2008 generally vest 25% per year over four years, except for awards to certain employees at Smith Barney that vest after two years. CAP participants could elect to receive all or part of their award in stock options. Unearned compensation expense associated with the stock awards represents the market value of Citigroup common stock at the date of grant and is recognized as a charge to income ratably over the full vesting period, except for those awards granted to retirement-eligible employees. Pursuant to SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123(R)), the charge to income for awards made to retirement-eligible employees is accelerated based on the dates the retirement rules are met.

CAP and certain other awards provide that participants who meet certain age and years of service conditions may continue to vest in all or a portion of the award without remaining employed by the Company during the entire vesting period, so long as they do not compete with Citigroup during that time. Awards to these retirement-eligible employees are recognized in the year prior to the grant in the same manner as cash incentive compensation is accrued.

Fair Value Assumptions
SFAS 123(R) requires that reload options be treated as separate grants from the related original grants. Pursuant to the terms of currently outstanding reloadable options, upon exercise of an option, if employees use previously owned shares to pay the exercise price and surrender shares otherwise to be received for related tax withholding, they will receive a reload option covering the same number of shares used for such purposes, but only if the market price on the date of exercise is at least 20% greater than the option exercise price. Reload options vest after six months and carry the same expiration date as the option that gave rise to the reload grant. The exercise price of a reload grant is the fair market value of Citigroup common stock on the date the underlying option is exercised. Reload options are intended to encourage employees to exercise options at an earlier date and to retain the shares acquired. The result of this program is that employees generally will exercise options as soon as they are able and, therefore, these options have shorter expected lives. Shorter option lives result in lower valuations. However, such values are expensed more quickly due to the shorter vesting period of reload options. In addition, since reload options are treated as separate grants, the existence of the reload feature results in a greater number of options being valued. Shares received through option exercises under the reload program, as well as certain other options, are subject to restrictions on sale.

Citigroup uses a lattice-type model to value stock options. The following assumptions were used relating to options granted during 2008: expected volatility of 25.11%, risk-free interest rate of 2.76%, expected dividend yield of 4.53% and expected annual forfeitures of 7%.

Retirement Benefits - Citigroup 401(k)
The Company participates in a noncontributory defined benefit pension plan with Citigroup that covers certain employees. The U.S. qualified defined benefit plan provides benefits under a cash balance formula. However, employees satisfying certain age and service requirements remain covered by a prior final average pay formula under that plan. Effective January 1, 2008, the U.S. qualified pension plan was frozen. Accordingly, no additional compensation-based contributions were credited to the cash balance plan for existing plan participants. However, employees still covered under the prior final pay plan will continue to accrue benefits.

(Dollars in millions)

Under the Citigroup 401(k) plan, a defined contribution plan, eligible employees receive matching contributions up to 6% of their compensation, subject to statutory limits. The matching contribution is invested according to participants' individual elections. Additionally, for eligible employees whose compensation is $100 thousand or less, a fixed contribution of up to 2% of compensation is provided. This fixed contribution is invested initially in the Citigroup common stock fund. Employees are free to transfer to alternative plan investments immediately.

Health care and life insurance plans
The Company, through Citigroup, provides certain health care and life insurance benefits for its active employees. The Company also offers postretirement health care and life insurance benefits to certain eligible U.S. retired employees, as well as to certain eligible employees outside the United States.

6. Income Taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Pursuant to an agreement with CGMHI which allows for current treatment of all temporary differences, the Company treats such differences as current and includes the tax effect on such differences in the payable to CGMHI, except for certain tax liabilities expected to be payable as a separate taxpayer.

In the absence of such an agreement, the Company would have reported net deferred income taxes of $1,529 at December 31, 2008, comprised of the following:

Deferred tax assets:	
Employee benefits and deferred compensation	$ 911
Restructuring and settlement reserves	485
State net operating loss	553
Investment position activity	148
Total deferred tax assets	2,097
Deferred tax liabilities:	
Lease obligations and fixed assets	190
Intangible assets	30
Other deferred tax liabilities	348
Total deferred tax liabilities	568
Net deferred tax asset	$ 1,529

In the absence of the agreement with CGMHI, the Company would have state and local net operating loss carryforwards of $5.3 billion and $3.9 billion in New York State and New York City, respectively. This would have consisted of $1.3 billion and $1 billion, whose expiration date is 2027 and $4 billion and $2.9 billion, whose expiration date is 2028; for which, the Company would have recorded a deferred-tax asset of $522. In addition, the Company would have recorded a deferred tax asset of $31 for net operating losses in various other states which expires between 2012 and 2028.

The following is a roll-forward of the Company's FIN 48 unrecognized tax benefits from January 1, 2008 to December 31, 2008:

(Dollars in millions)

Total unrecognized tax benefits at January 1, 2008	$	245
Net amount of increases for current year's tax positions		46
Gross amount of increases for prior years' tax positions		44
Gross amount of decreases for prior years' tax positions		(65)
Total unrecognized tax benefits at December 31, 2008	$	270

7. Collateral, Pledged Assets, Commitments, Contingencies and Guarantees

At December 31, 2008, the approximate market value of collateral received by the Company that may be resold or repledged by the Company, excluding amounts netted in accordance with FIN 41, was $285 billion. This collateral was received in connection with reverse repurchase agreements, securities borrowed and loaned, and margin broker loans. At December 31, 2008, substantially all of the collateral received by the Company had been sold or repledged in connection with repurchase agreements, financial instruments sold, not yet purchased, securities borrowed and loaned, pledges to clearing organizations, and segregation requirements under securities laws and regulations.

Lease Commitments

The Company has noncancelable leases covering office space expiring on various dates through 2023. Various leases contain provisions for lease renewals and escalation of rent based on increases in certain costs incurred by the lessors. At December 31, 2008, minimum future rentals on noncancelable operating leases, net of subleases, are as follows: 2009 - $270; 2010 - $254; 2011 - $226; 2012 - $208; 2013 - $194; and $898 for the years thereafter.

Guarantees

The Company provides a variety of guarantees and indemnifications to its customers to enhance their credit standing and enable them to complete a wide variety of business transactions. FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), provides initial measurement and disclosure guidance in accounting for guarantees. FIN 45 requires that, for certain contracts meeting the definition of a guarantee, the guarantor must recognize, at inception, a liability for the fair value of the obligation undertaken in issuing the guarantee.

Derivative Instruments

Derivatives are financial instruments whose cash flows are based on a notional amount or an underlying instrument, where there is little or no initial investment, and whose terms require or permit net settlement. The main use of derivatives is to reduce risk for one party while offering the potential for high return (at increased risk) to another. Financial institutions often act as intermediaries for their clients, helping clients reduce their risks. However, derivatives may also be used to take a risk position. Certain derivative contracts entered into by the Company meet the definition of a guarantee, including certain written put options. At December 31, 2008, prior to netting per FIN 39, the carrying amount of the liabilities related to these derivatives was $2,013.

The maximum potential loss represents the amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses, if any, on these guarantees. At December 31, 2008, the maximum potential loss at fair value related to

(Dollars in millions)

derivative guarantees amounted to $2,013.

Other Guarantees and Indemnifications
In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications that protect the counterparties to the contracts in the event that additional taxes are owed due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. While such representations, warranties and tax indemnifications are essential components of many contractual relationships, they do not represent the underlying business purpose for the transactions. The indemnification clauses are often standard contractual terms related to the Company's own performance under the terms of a contract and are entered into in the normal course of business based on an assessment that the risk of loss is remote. Often these clauses are intended to ensure that terms of a contract are met at inception. No compensation is received for these standard representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2008, related to these indemnifications.

In addition, the Company is a member of or shareholder in hundreds of value-transfer networks (VTNs) (payment clearing and settlement systems as well as securities exchanges) around the world. As a condition of membership, many of these VTNs require that members stand ready to backstop the net effect on the VTNs of a member's default on its obligations. The Company's potential obligations as a shareholder or member of VTN associations are excluded from the scope of FIN 45, since the shareholders and members represent subordinated classes of investors in the VTNs. Accordingly, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2008 for potential obligations that could arise from the Company's involvement with VTN associations.

At December 31, 2008, the total carrying amounts of the liabilities and the maximum potential losses related to non-derivative third party guarantees were $58. Securities and other marketable assets held as collateral to reimburse losses under these guarantees amounted to $58.

Auction Rate Securities Settlement
On August 7, 2008, the Company announced an agreement in principle with state and federal regulators under which it agreed to offer to purchase the failed Auction Rate Securities (ARS) of its retail clients for par value. The outstanding purchase commitment for undelivered securities is estimated to be approximately $1.0 billion as of December 31, 2008.

Other Contingencies
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument.

At December 31, 2008, the Company had $1,708 of outstanding letters of credit from banks to satisfy various collateral and margin requirements.

The Company has been a defendant in numerous lawsuits and other legal proceedings arising out of alleged misconduct in connection with:

(i) underwritings for, and research coverage of, WorldCom;
(ii) underwritings for Enron and other transactions and activities related to Enron;
(iii) transactions and activities related to research coverage of companies other than WorldCom; and
(iv) transactions and activities related to the IPO Securities Litigation.

As of December 31, 2008, the Company's litigation reserve for these matters, net of amounts previously paid or not yet paid but committed to be paid in connection with the Enron class action settlement and other settlements arising out of these matters, was approximately $0.6 billion. The Company believes that this reserve is adequate to meet all of its remaining exposure for these matters.

The Company is also a defendant in numerous lawsuits and other legal proceedings arising out of alleged misconduct in connection with other matters. In view of the large number of litigation matters, the uncertainties of the timing and outcome of this type of litigation, the novel issues presented, and the significant amounts involved, it is possible that the ultimate costs of these matters may exceed or be below the Company's litigation reserves. The Company will continue to defend itself vigorously in these cases, and seek to resolve them in the manner management believes is in the best interests of the Company.

In addition, in the ordinary course of business, Citigroup and its subsidiaries are defendants or co-defendants or parties in various litigation and regulatory matters incidental to and typical of the businesses in which they are engaged. In the opinion of the Company's management, the ultimate resolution of these legal and regulatory proceedings would not be likely to have a material adverse effect on the consolidated financial condition of the Company but, if involving monetary liability, may be material to the Company's operating results for any particular period.

8. Derivatives Activities

In the ordinary course of business, the Company enters into various types of derivative transactions. These derivative transactions include:

- *Futures and forward contracts* which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery.
- *Swap contracts* which are commitments to settle in cash at a future date or dates that may range from a few days to a number of years, based on differentials between specified financial indices, as applied to a notional principal amount.
- *Option contracts* which give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company enters into these derivative contracts for the following reasons:

- *Trading Purposes—Customer Needs* – The Company offers its customers derivatives in connection with their risk-management actions to transfer, modify or reduce their interest rate, foreign exchange and other market/credit risks or for their own trading purposes. As part of this process, the Company considers the customers' suitability for the risk involved, and the business purpose for the transaction. The Company also manages its derivative-risk positions through offsetting trade activities, controls focused on price verification, and daily reporting of positions to senior managers.

(Dollars in millions)

- *Trading Purposes—Own Account* – The Company trades derivatives for its own account. Trading limits and price verification controls are key aspects of this activity.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the Consolidated Statement of Financial Condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign-exchange rates and other values, and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to the transaction where the value of any collateral held is not adequate to cover such losses. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

9. Concentrations of Credit Risk

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Company's total credit exposure. The Company monitors credit risk on both an individual and group counterparty basis. The Company's most significant concentration of credit risk is in securities issued by the U.S. government and its agencies, which totaled $32.9 billion at December 31, 2008. With the addition of U.S. government and U.S. government agency securities pledged as collateral by counterparties in connection with collateralized financing activity, the Company's total holdings of U.S. government securities were approximately $162 billion or 53% of the Company's total assets before FIN 41 netting at December 31, 2008.

10. Fair Value of Financial Instruments (SFAS 107)

At December 31, 2008, substantially all of the Company's financial assets and liabilities were carried at fair value or at amounts which approximate fair value. Assets and liabilities recorded at fair value include cash and cash equivalents, the majority of repos and reverse repos transacted with unaffiliated third parties, financial instruments owned, and financial instruments sold, not yet purchased. The fair value represents management's best estimates based on a range of methodologies and assumptions. Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perceptions of value, and as existing assets and liabilities run off and new transactions are entered into. Assets and liabilities recorded at contractual amounts that approximate fair value include repos and reverse repos transacted with related parties, receivables, short-term borrowings, payables and accrued liabilities, and subordinated indebtedness. The carrying value of short-term financial instruments, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization.

11. Related Party Balances

The Company has entered into related party transactions with affiliates, including Citigroup and certain of its subsidiaries. These transactions include cash accounts, margin accounts, collateralized financing agreements, receivables and payables, securities and underwriting transactions, derivative trading, charges for operational support, and the borrowing and lending of funds. These balances result from related party transactions that are generally conducted at prices equivalent to prices for transactions conducted at arm's length with unrelated third parties. Amounts charged for operational support represent an allocation of costs.

At December 31, 2008, assets and liabilities with related parties consisted of the following:

(Dollars in millions)

Assets:	
Cash and cash equivalents	$ 333
Cash and securities segregated and on deposit for Federal and other regulations or deposited with clearing organizations	4,412
Collateralized short-term financing agreements:	
Securities purchased under agreements to resell	29,168
Deposits paid for securities borrowed	4,125
Equity securities	7,738
Contractual commitments	168
Other trading assets	33
Receivables:	
Customer	388
Brokers, dealers and clearing organizations	4,083
Other	5,277

Liabilities:	
Short-term borrowings	$ 3,974
Collateralized short-term financing agreements:	
Securities sold under agreements to repurchase	33,709
Deposits received for securities loaned	15,026
Contractual commitments	473
Payables and accrued liabilities:	
Customers	7,986
Brokers, dealers and clearing organizations	3,775
Other	10,278
Subordinated indebtedness	10,045

12. Securitizations and Variable Interest Entities

Overview
The Company is involved with several types of off-balance-sheet arrangements, including special purpose entities (SPEs). See Footnote 1 for a discussion of proposed accounting changes to SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".

Uses of SPEs
An SPE is an entity in the form of a trust or other legal vehicle designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs are to obtain liquidity and favorable capital treatment by securitizing certain of the Company's financial assets, to assist clients in securitizing their financial assets, and to create investment products for clients. SPEs may be organized in many legal forms including trusts, partnerships, or corporations. In a securitization, the company transferring assets to an SPE converts those assets into cash before they would have been realized in the normal course of business, through the SPE's issuing debt and equity instruments, certificates, commercial paper, and other notes of indebtedness, which are recorded on the balance sheet of the SPE and not reflected on the transferring company's balance sheet, assuming applicable accounting requirements are satisfied. Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as a collateral

account or overcollateralization in the form of excess assets in the SPE. The SPE may also enter into derivative contracts in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors. SPEs may be Qualifying SPEs (QSPEs) or Variable Interest Entities (VIEs) or neither.

Qualifying SPEs

QSPEs are a special class of SPEs defined in FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140). These SPEs have significant limitations on the types of assets and derivative instruments they may own or enter into and the types and extent of activities and decision-making they may engage in. Generally, QSPEs are passive entities designed to purchase assets and pass through the cash flows from those assets to the investors in the QSPE. QSPEs may not actively manage their assets through discretionary sales and are generally limited to making decisions inherent in servicing activities and issuance of liabilities. QSPEs are generally exempt from consolidation by the transferor of assets to the QSPE and any investor or counterparty.

Variable Interest Entities

VIEs are entities defined in FASB Interpretation No. 46, "Consolidation of Variable Interest Entities (revised December 2003)" (FIN 46(R)), and are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights, right to receive the expected residual returns of the entity and obligation to absorb the expected losses of the entity). Investors that finance the VIE through debt or equity interests or other counterparties that provide other forms of support, such as guarantees, subordinated fee arrangements, or certain types of derivative contracts, are variable interest holders in the entity. The variable interest holder, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, is deemed to be the primary beneficiary and must consolidate the VIE. Consolidation under FIN 46(R) is based on *expected* losses and residual returns, which consider various scenarios on a probability-weighted basis. Consolidation of a VIE is, therefore, determined based primarily on variability generated in scenarios that are considered most likely to occur, rather than based on scenarios that are considered more remote. Certain variable interests may absorb significant amounts of losses or residual returns contractually, but if those scenarios are considered very unlikely to occur, they may not lead to consolidation of the VIE.

All of these facts and circumstances are taken into consideration when determining whether the Company has variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE or otherwise rise to the level where disclosure would provide useful information to the users of the Company's financial statements. In some cases, it is qualitatively clear based on the extent of the Company's involvement or the seniority of its investments that the Company is not the primary beneficiary of the VIE. In other cases, a more detailed and quantitative analysis is required to make such a determination.

The Company generally considers assisting in the structuring of a transaction and retaining any amount of debt financing (e.g., loans, notes, bonds, or other debt instruments) or an equity investment (e.g., common shares, partnership interests, or warrants) to be significant involvement. In various other transactions the Company may act as a derivative counterparty (for example, interest rate swap, cross-currency swap, or total return swap where the Company pays the total return on certain assets to the SPE); may act as underwriter or placement agent; or may make a market in debt securities or other instruments issued by VIEs. The Company generally considers such involvement, by itself, "not significant" under FIN 46-R.

(Dollars in millions)

The Company had no involvement with VIEs that were consolidated as of December 31, 2008. The Company's involvement with QSPEs and Unconsolidated VIEs with which the Company holds significant variable interests as of December 31, 2008 is presented below:

	QSPE assets	Significant unconsolidated VIE assets (1)	Maximum exposure to loss in significant unconsolidated VIEs
Mortgage loan securitization	$83,576	$ -	$ -
Collateralized debt obligations (CDOs)	-	7,546	76
Collateralized loan obligations (CLOs)	-	3,688	521
Client intermediation	-	841	101
Total	$83,576	$12,075	$698

(1) A significant unconsolidated VIE is an entity where the Company has any variable interest considered to be significant as discussed in the text above, regardless of the likelihood of loss or the notional amount of exposure.
(2) Definition of maximum exposure to loss is included in the text that follows.

This table does not include VIEs structured by third parties where the Company holds securities in trading inventory. These investments are made on arm's-length terms, and are typically held for relatively short periods of time.

The asset balances for unconsolidated VIEs where the Company has significant involvement represent the most current information available to the Company regarding the remaining principal balance of cash assets owned. In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available to the Company.

The maximum funded exposure represents the balance sheet carrying amount of the Company's investment in the VIE. It reflects the initial amount of cash invested in the VIE plus any accrued interest and is adjusted for any impairments in value recognized in earnings and any cash principal payments received. The Company has no unfunded exposures in VIEs at December 31, 2008. In certain transactions, the Company has entered into derivative instruments or other arrangements that are not considered variable interests in the VIE under FIN 46(R) (for example, interest rate swaps and cross-currency swaps). Receivables under such contracts are not included in the maximum exposure amounts.

Mortgage Securitizations
The Company provides a wide range of mortgage loan products to a diverse customer base. The Company's mortgage loan securitizations are primarily non-recourse. The Company acted as principal in transferring mortgages to QSPEs that held approximately $84 billion in assets as of December 31, 2008, and had retained interests of approximately $484 in these mortgage QSPEs.

Collateralized Debt and Loan Obligations
A collateralized debt obligation (CDO) is an SPE that purchases a pool of assets consisting of asset-backed securities and issues multiple tranches of equity and notes to investors. A third-party manager is typically retained by the CDO to select the pool of assets and manage those assets over the term of the CDO. As of December 31, 2008, the Company has retained interests of $22 in CDOs it has structured and makes a market in those issued notes.

A cash CDO, or arbitrage CDO, is a CDO designed to take advantage of the difference between the yield on

(Dollars in millions)

a portfolio of selected assets, typically residential mortgage-backed securities, and the cost of funding the CDO through the sale of notes to investors. "Cash flow" CDOs are vehicles in which the CDO passes on cash flows from a pool of assets, while "market value" CDOs pay to investors the market value of the pool of assets owned by the CDO at maturity. Both types of CDOs are typically managed by a third-party asset manager. In these transactions, all of the equity and notes issued by the CDO are funded, as the cash is needed to purchase the debt securities. In a typical cash CDO, a third-party investment manager selects a portfolio of assets, which the Company funds through a "warehouse" financing arrangement prior to the creation of the CDO. The Company then sells the debt securities to the CDO in exchange for cash raised through the issuance of notes. The Company's continuing involvement in cash CDOs is typically limited to investing in a portion of the notes or loans issued by the CDO and making a market in those securities, and acting as derivative counterparty for interest rate or foreign currency swaps used in the structuring of the CDO.

A collateralized loan obligation (CLO) is substantially similar to the CDO transactions described above, except that the assets owned by the SPE are corporate loans and to a lesser extent corporate bonds, rather than asset-backed debt securities. As of December 31, 2008, the Company has retained interests of $46 in CLOs it has structured and makes a market in those issued notes.

Client Intermediation

Client intermediation transactions represent a range of transactions designed to provide investors with specified returns based on the returns of an underlying security, referenced asset or index. These transactions include credit-linked notes and equity-linked notes. In these transactions, the SPE typically obtains exposure to the underlying security, referenced asset or index through a derivative instrument such as a total return swap. In turn the SPE issues notes to investors that pay a return based on the specified underlying security, referenced asset or index. The SPE invests the proceeds in a financial asset or a guaranteed insurance contract (GIC) that serves as collateral for the derivative contract over the term of the transaction. The Company's involvement in these transactions includes being the counterparty to the SPE's derivative instruments and investing in a portion of the notes issued by the SPE.

13. Fair Value Measurement SFAS 157

Effective January 1, 2007, the Company adopted SFAS 157 and SFAS 159. Both standards address aspects of the expanding application of fair-value accounting. SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair-value measurements. SFAS 157, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, SFAS 157 precludes the use of block discounts when measuring the fair value of instruments traded in an active market, which discounts were previously applied to large holdings of publicly traded equity securities. It also requires recognition of trade-date gains related to certain derivative transactions whose fair value has been determined using unobservable market inputs. This guidance supersedes the guidance in Emerging Issues Task Force Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" (EITF Issue 02-3), which prohibited the recognition of trade-date gains for such derivative transactions when determining the fair value of instruments not traded in an active market.

As a result of the adoption of SFAS 157, the Company has made some amendments to the techniques used in measuring the fair value of derivative positions. These amendments change the way that the probability of default of a counterparty is factored into the valuation of derivative positions, including the impact of the Company's own credit risk on derivatives, and also eliminate the portfolio servicing adjustment that is no

longer necessary under SFAS 157.

Under SFAS 159, the Company may elect to report most financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in earnings. After the initial adoption, the election is made at the acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made.

Fair-Value Hierarchy
SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair-value hierarchy:

- Level 1 – Quoted prices for *identical* instruments in active markets.
- Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable.*

This hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

Determination of Fair Value
For assets and liabilities carried at fair value, the Company measures such value using the procedures set out below, irrespective of whether these assets and liabilities are carried at fair value as a result of an election under SFAS 159, or whether they were previously carried at fair value.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is available the Company will make use of acceptable practical expedients (such as matrix pricing) to calculate fair value, in which case the items are classified in Level 2.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, option volatilities, etc. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

Where available, the Company may also make use of quoted prices for recent trading activity in positions with the same or similar characteristics to that being valued. The frequency and size of transactions and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed prices from those markets. If relevant and observable prices are available, those valuations would be classified as Level 2. If prices are not available, other valuation techniques would be used and the item would be classified as Level 3.

Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors or brokers. Vendors and brokers' valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.

Securities purchased under agreements to resell & securities sold under agreements to repurchase
No quoted prices exist for such instruments and so fair value is determined using a discounted cash-flow technique. Cash flows are estimated based on the terms of the contract, taking into account any embedded derivative or other features. Expected cash flows are discounted using market rates appropriate to the maturity of the instrument as well as the nature and amount of collateral taken or received. Generally, such instruments are classified within Level 2 of the fair-value hierarchy as the inputs used in the fair valuation are readily observable.

Financial instruments owned and financial instruments sold, not yet purchased
When available, the Company uses quoted market prices to determine the fair value of trading securities; such items are classified in Level 1 of the fair-value hierarchy. Examples include some government securities and exchange-traded equity securities.

For bonds traded over the counter, the Company generally determines fair value utilizing internal valuation techniques. Fair values estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors. Vendors compile prices from various sources and may apply matrix pricing for similar bonds where no price is observable. If available, the Company may also use quoted prices for recent trading activity of assets with similar characteristics to the bond being valued. Trading securities priced using such methods are generally classified as Level 2. However, when less liquidity exists for a security, a quoted price is stale or prices from independent sources vary, a security is generally classified as Level 3.

Contractual commitments
The majority of derivatives entered into by the Company are valued using internal valuation techniques. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. The principal techniques used to value these instruments are discounted cash flows, Black-Scholes and Monte Carlo simulation. The fair values of derivative contracts reflect cash the Company has paid or received (for example, option premiums paid and received).

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign-exchange rates, the spot price of the underlying, volatility and correlation. The item is placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Correlation and items with longer tenors are generally less observable.

Market Valuation Adjustments
Liquidity adjustments are applied to items in Level 2 and Level 3 of the fair-value hierarchy to ensure that the fair value reflects the price at which the entire position could be liquidated. The liquidity reserve is based on the bid/offer spread for an instrument, adjusted to take into account the size of the position.

Counterparty credit-risk adjustments are applied to derivatives, such as over-the-counter derivatives, where the base valuation uses market parameters based on the LIBOR interest rate curves. Not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, so it is necessary to consider the market view of the credit risk of a counterparty in order to estimate the fair value of such an item.

Bilateral or "own" credit-risk adjustments are applied to reflect the Company's own credit risk when valuing derivatives measured at fair value, in accordance with the requirements of SFAS 157.

Counterparty and own credit adjustments consider the estimated future cash flows between the Company and its counterparties under the terms of the instrument and the effect of credit risk on the valuation of those cash flows, rather than a point-in-time assessment of the current recognized net asset or liability. Furthermore, the credit-risk adjustments take into account the effect of credit-risk mitigants, such as pledged collateral and any legal right of offset (to the extent such offset exists) with a counterparty through arrangements such as netting agreements.

Alt-A Mortgage Securities

The Company reports Alt-A mortgage securities in *financial instruments owned.* The securities are recorded at fair value with changes in fair value reported in current earnings. For these purposes, Alt-A mortgage securities are non-agency residential mortgage-backed securities (RMBS) where: (1) the underlying collateral has weighted average FICO scores between 680 and 720 or, (2) for instances where FICO scores are greater than 720, RMBS have 30% or less of the underlying collateral composed of full documentation loans.

Similar to the valuation methodologies used for other trading securities, the Company generally determines the fair value of Alt-A mortgage securities utilizing internal valuation techniques. Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors. Vendors compile prices from various sources. Where available, the Company may also make use of quoted prices for recent trading activity in securities with the same or similar characteristics to that being valued.

The internal valuation techniques used for Alt-A mortgage securities, as with other mortgage exposures, consider estimated housing price changes, unemployment rates, interest rates and borrower attributes. They also consider prepayment rates as well as other market indicators.

Alt-A mortgage securities that are valued using these methods are generally classified as Level 2. However, Alt-A mortgage securities backed by Alt-A mortgages of lower quality or more recent vintages are mostly classified in Level 3 due to the reduced liquidity that exists for such positions, which reduces the reliability of prices available from independent sources.

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008. The Company often hedges positions that have been classified in the Level 3 category with financial instruments that have been classified as Level 1 or Level 2. In addition, the Company also hedges items classified in the Level 3 category with instruments classified in Level 3 of the fair value hierarchy. The effects of these hedges are presented gross in the following table.

(Dollars in millions)

	Level 1	Level 2	Level 3	Gross Inventory	Netting [1]	Net balance
Assets						
Securities purchased under agreements to resell	$ -	$ 75,225	$ -	$ 75,225	$(20,984)	$ 54,241
Financial instruments owned	20,710	45,908	3,308	69,926	-	69,926
Contractual commitments	17	4,192	9	4,218	(1,957)	2,261
Total assets	**$20,727**	**$125,325**	**$ 3,317**	**$149,369**	**$(22,941)**	**$126,428**
	13.9%	**83.9%**	**2.2%**	**100.0%**		
Liabilities						
Securities sold under agreements to repurchase	$ -	$118,163	$11,167	$129,330	$(20,984)	$108,346
Financial instruments sold, not yet purchased	13,089	4,533	35	17,657	-	17,657
Contractual commitments	28	4,756	15	4,799	(1,874)	2,925
Total liabilities	**$13,117**	**$127,452**	**$11,217**	**$151,786**	**$(22,858)**	**$128,928**
	8.6%	**84.0%**	**7.4%**	**100.0%**		

(1) Represents netting of: (i) the amounts due under securities purchased under agreements to resell and the amounts owed under securities sold under agreements to repurchase in accordance with FIN 41, and (ii) derivative exposures covered by a qualifying master netting agreement in accordance with FIN 39, cash collateral and the market value adjustment.

14. Intangible Assets

The Company performed the required impairment tests of intangible assets during 2008 and no impairment was recognized. All of the Company's intangible assets of $313 are subject to amortization. Customer relationships intangibles of $286 are being amortized over periods ranging from 10 to 17 years. Software licenses intangibles of $27 are being amortized over 3 years.

15. Subsequent Event

Joint Venture with Morgan Stanley

On January 13, 2009, Citigroup reached a definitive agreement to sell its Smith Barney business, which includes Smith Barney in the U.S., Smith Barney in Australia and Quilter in the U.K., to a joint venture to be formed with Morgan Stanley in exchange for a 49% stake in the joint venture and an upfront cash payment of $2.7 billion from Morgan Stanley. The joint venture, to be called Morgan Stanley Smith Barney, will combine the sold businesses with Morgan Stanley's Global Wealth Management Group.

Upon closing, and following the cash payment of $2.7 billion from Morgan Stanley to Citigroup, Morgan Stanley will own 51% and Citigroup will own 49% of the joint venture. Morgan Stanley and Citigroup will have various purchase and sale rights for the joint venture, but Citigroup is expected to retain the full amount of its stake at least through year three and to continue to own a significant stake in the joint venture at least through year five. The transaction, which is subject to and contingent upon regulatory approvals and other customary closing conditions, is expected to close in the third quarter of 2009.

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KPMG LLP
345 Park Avenue
New York, NY 10154

Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5

The Board of Directors
Citigroup Global Markets, Inc.:

In planning and performing our audit of the consolidated financial statements of Citigroup Global Markets inc. and Subsidiaries (the Company) (an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates

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and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc., National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2009